Exhibit 1
CHINA UNICOM (HONG KONG) LIMITED ¤¤°êÁp¦Xºôµ¸[3]q«H(»´ä)[a]Ñ¥÷¦3/1/2¥q
(Incorporated in Hong Kong with limited liability)
 (Stock Code: 0762)
ANNOUNCEMENT
On 15 November 2008, the Company was notified by its substantial shareholders, Unicom BVI and Netcom BVI, of the Proposed Parent Merger of their respective parent companies. As Unicom BVI and Netcom BVI are persons acting in concert under the Takeovers Code in respect of their aggregate 70.4% shareholding in the Company, the Proposed Parent Merger will not result in any change of control of the Company and will not give rise to any implications under Rule 26 of the Takeovers Code. The Proposed Parent Merger is subject to obtaining all necessary PRC approvals. Shareholders and potential investors in the Company should exercise caution when dealing in the shares of the Company.
This announcement is made pursuant to Rule 13.09 of the Listing Rules.
On 15 November 2008, the Company was notified by its substantial shareholders, Unicom BVI and Netcom BVI, that their respective parent companies, China United Telecommunications Corporation () and China Network Communications Group Corporation (), have agreed to undertake a merger (the “Proposed Parent Merger”). Subject to obtaining all necessary PRC approvals, it is expected that the Proposed Parent Merger will become effective in early January 2009. The Company understands that the Proposed Parent Merger is expected to enhance management efficiency of the parent companies and further facilitate the integration between the Company and China Netcom.
As disclosed in the scheme document jointly issued by China Unicom (Hong Kong) Limited (the “Company”) and China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) dated 15 August 2008, upon the Scheme becoming effective on 15 October 2008, Unicom BVI and Netcom BVI (a) will become persons acting in concert under the Takeovers Code in respect of their aggregate 70.4% shareholding in the Company by virtue of the Concert Party Agreement entered into by them on 22 September 2008 pursuant to which they have agreed to cooperate actively to obtain or consolidate control of the Company following the completion of the Scheme and (b) will also be presumed to be acting in concert with each other in respect of the Company pursuant to class (1) of the definition of “acting in concert” in the Takeovers Code. On this basis, the Proposed Parent Merger will not result in any change of control of the Company and will not give rise to any implications under Rule 26 of the Takeovers Code.

The Company also refers to its announcement made on 3 November 2008 in which it states that the Company and its substantial shareholders are conducting a preliminary study in relation to the future development and direction of the fixed-line business and assets that are owned and operated by the substantial shareholders of the Company. As at the date of this announcement, the Company is continuing with this study.
The Proposed Parent Merger is subject to obtaining all necessary PRC approvals. Shareholders and potential investors in the Company should exercise caution when dealing in the shares of the Company.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary

Hong Kong, 16 November 2008
As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Directors:	Cesareo Alierta Izuel and Kim Shin Bae

Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming